Exhibit 21.1

Subsidiaries of Natural Shrimp Incorporated

Subsidiary Name	Jurisdiction of Incorporation
NaturalShrimp Corporation	Delaware
NaturalShrimp Global, Inc.	Delaware
Natural Aquatic Systems, Inc.	Texas